DELL INTERNATIONAL L.L.C.

EMC CORPORATION

One Dell Way

Round Rock, Texas 78682

May 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten

Re:	Dell International L.L.C.
EMC Corporation
Registration Statement on Form S-4
File No. 333-255258

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dell International L.L.C. (“Dell International”), EMC Corporation (“EMC” and together with Dell International, the “Issuers”) and the additional registrants listed in the captioned registration statement (together with the Issuers, the “Registrants”) hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on May 17, 2021, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Hui Lin at (212) 455-7862 of Simpson Thacher & Bartlett LLP.

Very truly yours,

DELL INTERNATIONAL L.L.C.

By:	/s/ Robert L. Potts
Name: Robert L. Potts
Title: Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name: Robert L. Potts
Title: Senior Vice President and Assistant Secretary

[Signature Page to Acceleration Request]